UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

+44-794-116-6696

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Current Report on Form 6-K (“Form 6-K”) is being filed to include the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended December 31, 2020 and 2019 and to provide six-month interim financial statements and incorporate such financial statements into the Company’s registration statements referenced below. In addition, the Company is filing this Form 6-K to provide additional disclosures regarding the Company’s distribution strategy in its electric vehicles segment and incorporate such disclosures into the Company’s registration statements referenced below.

This Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Numbers 333-227810 and 333-251546) and on Form F-3 (Registration Number          333-251304) and to be a part thereof from the date on which this report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Update on Tembo Electric Vehicles Distribution Strategy

VivoPower International PLC (“VivoPower” or the “Company) is pleased to provide an update in relation to its global distribution strategy for its Tembo electric vehicle division and how it links to the broader sustainable energy solutions strategy. Given the stronger than expected levels of reverse inquiry from mining industry customers around the world seeking the Tembo ruggedized and customized off road electric vehicle kits, VivoPower decided to accelerate the rollout of its capabilities in key markets around the world. These include Canada, the Nordic region of the European Union, Latin America, Asia, as well as Africa and the Middle East. The Company has announced that it has entered into non-binding term sheets to negotiate final distribution agreements with a key player in the Canadian market, Acces Industriel Mining Inc. (“Acces”) and also a key player in the Nordic market, Arctic Trucks Limited (“Arctic Trucks”). The Company is currently in discussions with potential distribution counterparties for the Latin American market, as well as the Asia, Africa and Middle East markets.

Distribution Strategy

Following a detailed strategic assessment, VivoPower’s management team decided that a distribution partnership strategy for each key region would be the most capital efficient and fastest route to market. This is because it leverages the reputation, existing customer relationships and infrastructure of distribution partners. The ideal distribution partner is one who has a long established presence in its region, including a strong reputation among end-user customers, established infrastructure (in terms of warehouse and assembly facilities), as well as technical capabilities in ruggedization and customization which complement Tembo’s capabilities.

The distribution agreements that the Company seeks to finalize with its distribution partners are framework agreements where end-customers in each market must order electric vehicles through VivoPower’s distribution partner in each region. The estimated values of these framework agreements reflect both existing and anticipated customer orders and are based upon the good faith judgment of the distribution counterparties’ management, using reasonable assumptions about the demand for electric vehicles, including existing purchase orders, as well as expected purchase orders from their respective customer bases.

GB Auto Distribution and Referral Agreement

VivoPower continues to pursue future customer sales contracts for its Tembo electric vehicle conversion kits in Australia with suitable potential customers, including leading global mining companies with operations in Australia. In this region, with a stronger local presence and existing customer relationships, the Company’s market approach is for VivoPower to initiate and lead the customers relationships, and to coordinate and direct the production of complete vehicles to be delivered to these customers. As a step towards reinforcing such customer relationships, VivoPower signed a definitive distribution agreement with GB Auto Group Pty Limited and GB Electric Vehicles Pty Ltd. (collectively, “GB Auto”) in January 2021 (the “GB Auto Distribution Agreement”).

The GB Auto Distribution Agreement provides a framework under which VivoPower can consummate sales contracts for complete electric vehicles to customers in Australia. Under the GB Auto Distribution Agreement, GB Auto will serve as VivoPower’s exclusive distributor in marketing, promoting and selling electric vehicles in Australia, and will also install electric vehicle conversion kits assembled by Tembo in automobiles that it procures from the Original Equipment Manufacturer (“OEM”) on behalf of VivoPower and Tembo. Under the terms of the GB Auto Distribution Agreement, it is intended that VivoPower will direct GB Auto to participate in the procurement and assembly of these vehicles, for which GB Auto will earn a commission based on the sales price. The GB Auto Distribution Agreement contains a provision to the effect that the parties shall not have a relationship of agency, joint venture or partnership.

The GB Auto Distribution Agreement includes a commitment by GB Auto to purchase a minimum of 2,000 Tembo electric vehicle conversion kits (Toyota Landcruiser and Hilux models) in the first four years of the agreement. This is based on GB Auto’s current contracted orders and GB Auto management estimates of future contracted purchases from its customer base. These commitments are expected to be fulfilled upon GB Auto generating these purchase orders of electric vehicles from its end-customers. As is customary in the industry, GB Auto will not be required to remit payment for its orders of conversion kits until end-customers enter into purchase orders for electric vehicles unless GB Auto purchases conversion kits prospectively ahead of end-customer orders. In the event that GB Auto fails to satisfy the minimum commitment, the GB Auto Distribution Agreement will undergo a review process under which the parties will attempt to agree to an acceptable outcome. If no acceptable resolution is reached, the parties may terminate the agreement, and GB Auto would lose its exclusivity in Australia.

The GB Auto Distribution Agreement is unique in that the estimated value reflects the full supply of the ruggedized and customized vehicles, incorporating the electric vehicle conversion kits. This is because of the market dynamics in Australia, where VivoPower has an established presence, through its Aevitas operations, that the Company is seeking to further reinforce through the relationship between Tembo and GB Auto. This is part of the Company’s strategy to not only deliver the vehicles but also the ancillary sustainable energy solutions, including microgrids, solar farms, charging stations and battery re-use (where appropriate) through working with existing Aevitas businesses.

VivoPower has previously disclosed that the potential electric vehicles that it expects could be sold to end-customers under the GB Auto Distribution Agreement could be worth up to $250 million in revenues. That estimate does not represent a firm commitment for purchase orders, and actual results may differ materially. VivoPower does not as a matter of course make public projections as to future sales, earnings, or other results. VivoPower’s management prepared such an estimate based on its good faith judgment using what it believed to be reasonable assumptions regarding the future sales of electric vehicles to end-customers in Australia, including minimum average pricing per unit. As future electric vehicle sales remain contingent on successful negotiation of end-customer sales contracts, the quantity, pricing and timing of each contract will be different. This estimation is not a formal projection of future revenue, but rather an indication of the expected value of such contracts to VivoPower. The foregoing estimate is subjective in many respects and there can be no assurance as to whether or not actual results will differ materially from those estimated. Therefore, as with any projections or forecasts, investors are cautioned not to attribute undue certainty to estimates of sales under the Company’s current or future distribution agreements.

Further terms governing other aspects of the GB Auto Distribution Agreement are in the process of being finalized and are contingent upon the outcome of commercial negotiations with OEM counterparties. This includes the negotiation and execution of a Supply and Modification Agreement which will further define the terms of the commercial relationship with OEM counterparties, including the settlement mechanics of payments and the procurement of materials between VivoPower, Tembo, GB Auto and OEMs.

Acces and Arctic Trucks Proposed Distribution Agreements

Unlike in Australia, where VivoPower has the Aevitas operations, VivoPower does not have established operating business units as yet in the Canadian and Nordic markets. Therefore, at this stage the Company is seeking only to supply electric vehicle conversion kits through its potential distribution partners (as opposed to the fully-converted vehicles). As a result, the estimated potential value of these proposed agreements reflect the current pricing of the electric vehicle conversion kits alone, as opposed to the full vehicle pricing as estimated for the GB Auto Distribution Agreement. These proposed distribution agreements are under negotiation and must be finalized prior to June 30, 2021, unless the parties agree to an extension, and all purchase commitments would be subject to the terms and conditions set forth in the final agreements.

In terms of sustainable energy solutions for these markets, VivoPower will seek to enter joint ventures or partnerships with established players in these markets that have capabilities like GB Auto and Aevitas do in the Australian market. In the long term, VivoPower may consider a strategic acquisition in this regard depending on market conditions.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the potential timing and completion of the proposed distribution agreements, including finalizing due diligence and negotiations with distribution partners, the formal execution of and entry into the final distribution agreements or other definitive transaction documents, and the related potential value of distribution agreements, or potential revenue to be derived from distribution agreements. These statements are based on VivoPower’s management’s current expectations or beliefs based upon what it believes to be reasonable assumptions made in good faith. These statements are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks.

EXHIBIT INDEX

Exhibits.

Exhibit No.	Description
99.1*	Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2020 and for the Six Months Ended December 31, 2020 and 2019 (included in Exhibit 99.2).
99.2*

Operating and Financial Review and Prospects in Connection with the Unaudited Interim Consolidated Financial Statements for the Six Months Ended December 31, 2020 and 2019 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K filed on February 24, 2021).

* Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 2, 2021

VivoPower International PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman